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                                                                    EXHIBIT 8.01
                                                                    ------------




                                    As of August 6, 1999



Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, MA 01824

     Re:  Acquisition of Smart Machines Inc. by Brooks
Automation, Inc.


Ladies and Gentlemen:

     This opinion is being delivered to you in connection with the filing of a registration statement (the "Registration Statement") on Form S-4, which includes the Proxy Statement/Prospectus relating to the Agreement and Plan of Merger dated as of July 7, 1999, by and among Brooks Automation, Inc. ("Parent"), a corporation organized under the laws of the State of Delaware, Smart Acquisition Corp. ("Subsidiary"), a Delaware corporation and wholly owned subsidiary of Parent, and Smart Machines Inc., a California corporation ("Company") relating to the acquisition of all of the issued and outstanding stock of Company ("the Merger Plan").

    In rendering this opinion, we have relied upon the facts and representations set forth below, the accuracy and completeness of which we have assumed, without independent verification. Nothing has come to our attention that would cause us to question the accuracy thereof. Should there be any material inaccuracy in the facts and representations as set forth below, the tax consequences of the proposed transaction could be substantially and adversely different from those set forth in this opinion letter. In addition, we have reviewed the Merger Plan, the Registration Statement, and such other documents as we have deemed necessary in rendering this opinion. We have assumed that any party executing any document upon which we have relied has the capacity to sign such document and that all signatures on such documents are genuine.

    Unless otherwise defined herein, terms used in this letter that are defined in the Merger Plan have the meaning ascribed to them in the Merger Plan.

                                     FACTS

    The Boards of Directors of Company and Parent believe that both of their respective businesses would prosper if the Company were to become a subsidiary of Parent. Accordingly, the following transaction has been proposed. Pursuant to the Merger Plan between Parent, Company and Subsidiary, Subsidiary will merge into the Company under the applicable provisions of Delaware law (the "Merger"), with the Company surviving the Merger. As a result of the Merger, Company will become a wholly-owned subsidiary of Parent. Company will assume no Subsidiary liabilities pursuant to the Merger Plan. No Subsidiary stock will be used as consideration in the Merger.

    Pursuant to the Merger Plan, each share of Company common and preferred stock ("Capital Stock") issued and outstanding at the Effective Time of the Merger, other than shares held by Company stockholders
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Brooks Automation, Inc.
As of August 5, 1999
Page 2

who properly perfect their dissenter's appraisal rights under Delaware law, will be converted into voting common stock, $.01 par value, of Parent ("Parent Common Stock"). Parent will not issue fractional shares of its Common Stock; instead, each Company stockholder who would otherwise be entitled to a fractional share of Parent Common Stock will receive cash equal to the fair market value of such fractional share. No cash or other property will be paid to any Company stockholder in respect of such stockholder's Capital Stock, other than (1) cash paid in lieu of fractional shares of Parent Common Stock, and (2) cash paid to Company stockholders who perfect their dissenter's rights under California law. Company stockholders will also receive rights to purchase junior preferred stock, exercisable under limited circumstances ("Parent Purchase Rights"). Approximately five percent of the Parent Common Stock issued in the Merger will be placed in escrow for one year to secure certain indemnification and expense obligations of Company and its stockholders.

          In connection with your request that we furnish this opinion, the parties have made certain representations, and we have relied upon them. Copies of these representations are attached to this opinion.

          Based solely on the facts and representations set forth in the attached representations, and provided that shares of Company Capital Stock constituting 80% of the outstanding shares of each class of Company Capital Stock, including shares held by stockholders who properly perfect their dissenter's rights under California law and shares of Capital Stock for which cash is paid in lieu of fractional shares of Parent Common Stock, are converted solely into shares of Parent Common Stock in the Merger, it is our opinion that:

     1.  The Merger will be treated as a reorganization within the meaning of section 368(a) of the Code. Parent, Company and Subsidiary will each be "a party to the reorganization" within the meaning of section 368(b) of the Internal Revenue Code of 1986, as amended;

     2. No gain or loss will be recognized by Company, Parent or Subsidiary as a result of the consummation of the Merger; provided, that if legal fees of Smart Machines exceed $150,000 and Brooks is indemnified by Smart Machines shareholders for the amount of any excess by a claim against the escrow shares, then Smart Machines may have taxable income in the amount of the difference between the fair market value of the Brooks stock used to pay those legal fees and its adjusted basis in the hands of Smart Machines as if Smart Machines had paid the fee directly;

     3. No gain or loss or income will be recognized by the holders of Company Capital Stock upon the receipt of shares of Parent Common Stock in exchange therefor (except with respect to any cash received by holders of Company Capital Stock in respect of fractional shares);

     4. The aggregate tax basis of the shares of Parent Common Stock received by a holder of Company Capital Stock in the Merger will be the same as the aggregate tax basis of Company Capital Stock
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Brooks Automation, Inc.
As of August 5, 1999
Page 3

         surrendered in exchange therefore by such stockholder, reduced by any amounts allocable to fractional shares for which cash is to be received;

     5. The holding period of the shares of Parent Common Stock received in the Merger by the holders of Company Capital Stock will include the period during which the shares of Company Capital Stock surrendered in exchange therefor were held, provided that the Company Capital Stock is held as a capital asset in the hands of the holders of Company Capital Stock on the date of the exchange; and

     6. Cash payments received by a holder of Company Capital Stock in lieu of a fractional share will be treated as if such fractional share had been issued in the Merger and then redeemed by Parent. A holder of Company Capital Stock receiving such cash will generally recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

         In the event that less than 80% of the outstanding shares of each class of Company Capital Stock, including shares held by stockholders who properly perfect their dissenter's rights under California law and shares of Capital Stock for which cash is paid in lieu of fractional shares of Parent Common Stock, are converted solely into Parent Common Stock in the Merger, this opinion shall be null, void and of no effect.

         While our opinions and views expressed herein are based upon our best interpretations of existing sources of law and express what we believe a court would conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they became the subject of judicial or administrative proceedings. Furthermore, our opinions are based on existing law. No assurance can be given that legislative or administrative changes, or court decisions, which may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes, will not significantly affect the tax consequences to the parties. We assume no obligation to inform you of such changes. Although we believe that all of the factual assumptions and representations upon which we have relied are warranted, we can give no assurance that the Internal Revenue Service would agree.


         We express no opinion as to the tax treatment of any of the transactions described above that are not specifically addressed in the foregoing opinion. In particular, we express no opinion regarding (i) the estate, gift, state or local income, foreign, or any other tax consequences of the Merger, or (ii) the the federal income tax effects of the distribution of any Company Common Stock from escrow other than to the Company stockholders in exchange for their Capital Stock.

         This opinion is intended solely for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon by any other person or entity, and may not be made available to any other person or entity, without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name in connection with the references to this opinion and the tax consequences of the Merger. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.


                                Very truly yours,

                                BROWN, RUDNICK, FREED & GESMER
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Brooks Automation, Inc.
As of August 5, 1999
Page 4

                             By: BROWN, RUDNICK, FREED & GESMER, P.C. a partner



                             By: /s/ Forrest D. Milder
                                ---------------------------------
                                      Forrest D. Milder
                                      A Member duly authorized
FDM/DHM